Exhibit 99.1

News Release

For Immediate Release                                                                                                                                           May 21, 2003

COMPTON ANNOUNCES MAZEPPA PLANT ACQUISITION

Calgary, Alberta — Compton Petroleum Corporation (CMT – TSX) today announced it has reached an agreement in principle whereby the Company will acquire effective operatorship of the Mazeppa and Gladys gas plants together with associated infrastructure in Southern Alberta.

Compton has reached an agreement in principle with Border Midstream Services, Ltd., a subsidiary of Northern Border Partners, L.P. (NBP – NYSE), for the purchase of certain midstream assets including the Mazeppa and Gladys gas plants together with related compression facilities and pipelines in the area for approximately $54 million. It is intended that the facilities will be acquired and owned by a Limited Partnership created for that purpose. The General Partner of the Limited Partnership will be a wholly owned subsidiary of Compton Petroleum Corporation. Execution of a definitive conveyance agreement and closing is scheduled for early June 2003 and is subject to board and regulatory approvals.

The acquisition will provide Compton with control over processing and infrastructure facilities in Southern Alberta that are important to the Company’s growth. Compton currently processes the majority of its Southern Alberta natural gas production through the Mazeppa and Gladys facilities which are operating at their maximum combined capacity of 88 mmcf/d. Compton has approximately 2,600 boe/d of shut-in and behind pipe production in the area. With the acquisition, Compton will have the flexibility to immediately pursue and accelerate various processing alternatives, including plant expansions. This will enable Compton to place shut-in and behind pipe production on-stream by the fourth quarter as projected and continue to aggressively pursue its drilling program in Southern Alberta.

Compton Petroleum Corporation is a Calgary-based independent public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canadian Sedimentary Basin. The Company’s capital stock trades on the Toronto Stock Exchange under the symbol CMT and is included in both the S&P/TSX Composite Index and the TSX Mid-Cap Index.

For further information contact E.G. Sapieha, President and CEO or N.G. Knecht, VP Finance and CFO, Telephone: (403) 237 – 9400, Fax (403) 237 – 9410.

Website: www.comptonpetroleum.com                                               Email: investorinfo@comptonpetroleum.com